New York - AG	March 12, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Announces Acquisition of Jerritt Canyon Mine in Nevada, USA

All amounts are in U.S. dollars unless otherwise stated

VANCOUVER, BRITISH COLUMBIA - First Majestic Silver Corp. ("First Majestic") (TSX:FR) (NYSE:AG) (Frankfurt:FMV) and Sprott Mining Inc. ("Sprott Mining") are pleased to announce that they have entered into a definitive agreement (the "Share Purchase Agreement") whereby First Majestic will acquire all of the issued and outstanding common shares of Jerritt Canyon Canada Ltd. ("Jerritt Canyon") from Sprott Mining (the "Acquisition") for $470 million in shares of First Majestic plus 5 million First Majestic share purchase warrants. Concurrent with the Acquisition, Eric Sprott, President of Sprott Mining, will complete a $30 million private placement investment in First Majestic.

Jerritt Canyon owns and operates the Jerritt Canyon Gold Mine located in Elko County, Nevada. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,500 tonnes per day (“tpd”) and is currently operating at an average rate of approximately 2,200 tpd due to limited ore production from two underground mines. The property consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles). In 2020, Jerritt Canyon produced 112,749 ounces of gold at a cash cost of US$1,289 per ounce. First Majestic has identified several opportunities to enhance both the cost and production profile of Jerritt Canyon as well as near-term brownfield potential between the SSX and Smith mines and long-term property wide exploration potential.

Together with First Majestic's existing three operating silver mines in Mexico, the combined company will be a premier North American silver and gold producer with expected pro forma annualized attributable production of 30 to 33 million silver equivalent ounces based on historical production rates. With a strong balance sheet and liquidity profile and a diversified portfolio of three producing silver mines in Mexico, and one gold mine in Nevada, the combined company is expected to continue generating strong free cash flow and industry leading exposure to silver and gold prices.

BENEFITS TO FIRST MAJESTIC SHAREHOLDERS

•Diversification into Nevada, USA, a world-class, mining-friendly jurisdiction
•Continues track record of accretive production and cash flow growth
•Maintains peer leading silver exposure
•Significant upside potential through capital investment and applying First Majestic's technical innovation

•Accretive on all key metrics including NAV, cash flow, production, and resources to First Majestic
•Preserves very strong balance sheet
•Continued strong endorsement from Eric Sprott

Keith Neumeyer, CEO of First Majestic, said, "The acquisition of Jerritt Canyon is a highly compelling transaction that further enhances First Majestic's operating platform, adding a producing asset in a world-class jurisdiction. Nevada is ranked as one of the most attractive jurisdictions, if not the most attractive, for mining operations and we are delighted to add another cornerstone asset to our portfolio. While we remain focused on maintaining our peer-leading exposure to silver, Jerritt Canyon is a unique opportunity to create value for First Majestic's shareholders and provides a new geographic operating platform while preserving our pristine balance sheet. We look forward to working with the operating team at Jerritt Canyon and are excited about the opportunities we have identified to enhance operations to unlock value. We also welcome the increased endorsement from Eric Sprott who will continue to be a significant shareholder in First Majestic going forward and thank him for his continued support of the Company."

Eric Sprott, President of Sprott Mining, stated, "This deal is a win-win for both parties and we look forward to having continued exposure to Jerritt Canyon’s bright future through our increased ownership in First Majestic. We have a long-standing respect and high regard for Keith Neumeyer and his leadership in the silver industry, an industry with which we have had an increasing involvement over the past two years. We also see this as a big step forward for Jerritt Canyon where it can flourish under the larger umbrella of First Majestic. I would like to take this opportunity to sincerely thank all the employees and management at Jerritt Canyon for their tireless efforts in the successful turnaround of the operation since Sprott Mining’s acquisition in 2015 and wish them well in their future with First Majestic.”

TRANSACTION SUMMARY

Under the terms of the Share Purchase Agreement, Sprott Mining will receive 26,719,727 common shares of First Majestic. This represents $470 million in share consideration based on the 20-day trading volume-weighted average price of $17.59 per First Majestic share on the New York Stock Exchange for the period ended on March 11, 2021. In addition, Sprott Mining will receive 5 million common share purchase warrants at an exercise price of $20.00 per share for a term of three years. Concurrently, Eric Sprott will make a $30 million private placement in First Majestic at a price of $17.59 per share for a total of 1,705,514 common shares. Upon completion of the Acquisition and private placement, Eric Sprott, through himself or affiliated controlled companies, will own 32,925,241 shares, including current shareholdings, representing approximately 13.1% of the issued and outstanding common shares of First Majestic.

The Acquisition will be effected by way of purchasing 100% of the issued and outstanding shares of Jerritt Canyon Gold Ltd. The Acquisition includes the assumption of certain liabilities and a customary working capital adjustment and is subject to applicable regulatory approvals, including the approval of the TSX and NYSE and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Acquisition is expected to close by April 30, 2021, subject to meeting all applicable closing conditions.

ADVISORS

TD Securities Inc. acted as exclusive financial advisor and DuMoulin Black LLP and Parsons Behle & Latimer LLP acted as legal counsel to First Majestic.

Irwin Lowy LLP and Dorsey & Whitney LLP acted as Sprott Mining's legal advisors.

CONFERENCE CALL

First Majestic will be holding a conference call and webcast on Monday, March 15, 2021 at 8 am PST (11 am EST).
To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5430
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Toll Free Canada & USA:	1-800-319-6413
Outside of Canada & USA:	1-604-638-9010
Access Code:	6413 followed by the # sign

An archived webcast of the conference call will also be available at www.firstmajestic.com.

Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 12.5 to 13.9 million silver ounces or 20.6 to 22.9 million silver equivalent ounces in 2021.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws (together, “forward-looking statements”). Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", "potential" or similar terminology. Forward-looking statements in this news release include, but are not limited to, statements and information related to closing of the Acquisition; anticipated benefits of the Acquisition to First Majestic its shareholders; the timing and receipt of required stock exchange and regulatory approvals for the Acquisition; the ability of First Majestic and Sprott Mining to satisfy the other conditions to, and to complete, the Acquisition; the exploration potential of Jerritt Canyon, future mineral production; and operating costs of Jerritt Canyon, the merits and benefits to be derived from the Acquisition and other statements regarding future plans, expectations, guidance, projections, objectives, estimates and forecasts, as well as statements as to management's expectations with respect to such matters.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) the parties will be able to complete the Acquisition on the expected timing; (2) the Company will be able to accomplish its plans and objectives with respect to Jerritt Canyon within the expected timing; (3) market fundamentals will result in sustained mineral demand and prices; (4) the receipt of any necessary approvals and consents in connection with the continued operation of any mineral properties; and (6) sustained commodity prices such that any properties put into operation remain economically viable.

Forward-looking statements and information are not historical facts and are made as of the date of this news release. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, risks related to the ability of the parties to satisfy the conditions of the Acquisition and close the Acquisition;; the ability of the Company to accomplish its plans and objectives with respect to the Acquisition within the expected timing or at all, including the ability of the Company to improve the economics of Jerritt Canyon the timing and receipt of certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration estimates and results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), changes in exploration or mining plans due to changes in logistical, technical or other factors, unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

The actual results or performance by the Company could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the Acquisition, , results of operations or financial condition of the Company. Except as required by law, the Company is under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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